Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 18, 2026
Relating to Preliminary Prospectus Supplement dated May 18, 2026 and
Prospectus dated June 28, 2024
Registration No. 333-280593

Blue Owl Capital Corporation
$400,000,000
6.300% Notes due 2031
PRICING TERM SHEET
May 18, 2026
The following sets forth the final terms of the 6.300% Notes due 2031 and should only be read together with the preliminary prospectus supplement dated May 18, 2026, together with the accompanying prospectus dated June 28, 2024, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Blue Owl Capital Corporation (the “Company”)
Debt Ticker:	OBDC
Security:	6.300% Notes due 2031
Ratings (Moody’s/S&P/Fitch)*:	Baa2/BBB-/BBB (Stable/Stable/Stable)
Trade Date:	May 18, 2026
Settlement Date**:	May 21, 2026 (T+3)
Aggregate Principal Amount Offered:	$400,000,000
Maturity Date:	August 15, 2031, unless earlier repurchased or redeemed
Benchmark Treasury:	3.875% due April 30, 2031
Benchmark Treasury Price and Yield:	98-08 / 4.271%
Spread to Benchmark Treasury:	+230 basis points
Yield to Maturity:	6.571%
Price to Public (Issue Price):	98.783% of the principal amount
Coupon (Interest Rate):	6.300% fixed rate
Interest Payment Dates:	February 15 and August 15 of each year, commencing February 15, 2027

Make-Whole Redemption:
Prior to July 15, 2031 (one month prior to the maturity date of the Notes) (the “Par Call Date”), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 35 basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.
On or after the Par Call Date, the Company may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Offer to Purchase upon a Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs prior to maturity, unless the Company has exercised its right to redeem the Notes in full, holders will have the right, at their option, to require the Company to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.
Use of Proceeds:	To pay down certain of the Company's existing indebtedness, including existing indebtedness under the Revolving Credit Facility and/or the 3.40% notes due July 2026.
CUSIP/ISIN:	69121K AL8 / US69121KAL89

Joint Book-Running Managers:
RBC Capital Markets, LLC
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
SMBC Nikko Securities America, Inc.
TD Securities (USA) LLC
BofA Securities, Inc.
ING Financial Markets LLC
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.
SG Americas Securities, LLC
Truist Securities, Inc.
Wells Fargo Securities, LLC

Co-Managers
CIBC World Markets Corp.
Credit Agricole Securities (USA) Inc.
M&T Securities, Inc.
Mizuho Securities USA LLC
Natixis Securities Americas LLC
Santander US Capital Markets LLC
U.S. Bancorp Investments, Inc.
Cabrera Capital Markets LLC
CastleOak Securities, L.P.
ICBC Standard Bank Plc***
Keefe, Bruyette & Woods, Inc.
R. Seelaus & Co., LLC
TCBI Securities, Inc., doing business as Texas Capital Securities

*         Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**        Blue Owl Capital Corporation expects that delivery of the Notes will be made to investors on or about May 21, 2026, which will be the third business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to one business day before the date of delivery will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to one business day before the date of delivery should consult their own advisor.
***       ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the Notes constituting part of its allotment solely outside the United States.
Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Blue Owl Capital Corporation before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), and the documents incorporated by reference therein contain this and other information about Blue Owl Capital Corporation and should be read carefully before investing.
The Company has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it from RBC Capital Markets, LLC by calling +1 (866) 375-6829, Deutsche Bank Securities Inc. by calling +1 (800) 503-4611, Goldman Sachs & Co. LLC by calling +1 (866) 471-2526, Morgan Stanley & Co. LLC by calling +1 (866) 718-1649, SMBC Nikko Securities America, Inc. by calling +1 (888) 868-6856 or TD Securities (USA) LLC by calling +1 (855) 495-9846.